Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

STREAM COMMUNICATIONS COMPLETES CLOSING OF
SALE OF A MAJORITY INTEREST IN STREAM POLAND

WARSAW, Poland, February 22, 2008 - Stream Communications Network & Media Inc. (OTC Pink Sheets: SCNWF & FSE: TPJ), the broadband cable company offering cable TV, high-speed Internet and VoIP services in Poland, today announced that it has closed the previously announced sale of its majority interest in its wholly-owned Polish subsidiary, Stream Communications Sp. Z o.o.("Stream Poland"). The investor is Penta Investments Limited ("Penta"), a private equity firm with significant investments in Central Europe.

Penta has acquired a 51.14% interest in Stream Poland through acquisition of existing shares and subscription to new shares. Specifically, Penta has purchased i) 15,640 shares in Stream Poland from Stream Communications Network & Media Inc. ("Stream Communications") for PLN 20,300,920 (US$8.3 million); and ii) 16,900 newly issued shares in Stream Poland for PLN 23,380,190 (US$9.6 million).

Approximately US$3.2 million of the proceeds received by Stream Canada from the sale of existing shares were used to retire indebtedness to Barrington Wedgewood LLC per the Company's announcement dated February 19, 2008. Approximately US$2.7 million of the proceeds from the newly issued shares were used to repay a subsidiary of Penta that lent Stream Poland proceeds sufficient to redeem bonds early per the Company's announcement dated December 27, 2007. The remaining US$6.9 million of the proceeds from the newly issued shares will be used to finance further growth of the company.

Penta has committed to provide further capital sufficient to finance the modernisation of networks, introduction of new services, and acquisitions of complementary cable TV networks.

The agreement between Stream Communications and Penta has a number of clauses designed to protect the minority rights of shareholders in Stream Poland after the initial investment by Penta. Such provisions include representation on the Supervisory Board, representation on the Management Board, and effectively "veto" provisions on defined matters. The Company will provide more description of such clauses in conjunction with the release of its year-end financial statements.

The transaction received all necessary approvals from the Board of Directors of Stream Communications, the Polish office for Protection of Economic Competition and other third party approvals.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the seventh largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

About Penta Investments

Penta is a Czech and Slovak private equity group established in 1994. The company focuses on buyout, growth, and restructuring projects in the Central and Eastern European markets. The consolidated assets managed by Penta are worth in excess of EUR 862 million. In its portfolio companies Penta employs over 20 thousand people and provides services to several million customers on a daily basis.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

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